Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:  +91 40 4900 2900

Fax: +91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

May 11, 2016

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:	Appointment of Mr. Bharat Doshi as an Additional Independent Director on the Board of the Company

This is to inform you that Mr. Bharat Doshi has been appointed as an Additional Independent Director on the Board of Dr. Reddy’s Laboratories Ltd. effective May 11, 2016.

Mr. Bharat Doshi is a Fellow Member of the Institute of Chartered Accountants of India and of the Institute of Company Secretaries of India, and holds a Master’s degree in Law from Bombay University. He is an alumnus of Harvard Business School (PMD) and Fellow of the “Salzburg Seminar on Äsian Economies: Regional and Global Relationships”.

Mr. Doshi is a former Executive Director and Group CFO of Mahindra & Mahindra Limited, the flagship company of the Mahindra Group. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008 and he stepped down from this position on his nomination as director on the Central Board of Directors of the Reserve Bank of India in March 2016.

He is the Chairman of Mahindra Intertrade Limited, and a Director on the Board of Mahindra Holdings Limited. He is also an Independent Director of Godrej Consumer Products Limited.

This is for your information and records.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary